EXHIBIT 99.1

PRESS RELEASE

Banro Announces US$40 Million Financing

Toronto, Canada – February 12, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that it intends to raise US$40 million through the issue of convertible preferred shares by way of a non-brokered private placement (the "Private Placement").  The Company has received a non-binding commitment from Gramercy Funds Management LLC ("Gramercy") to subscribe for the full amount of the Private Placement, although certain other investors may participate for up to US$15 million of the Private Placement.  The net proceeds of the Private Placement are expected to be used for general corporate purposes, including to repay certain bank loans.

“We are pleased to be able to announce this financing, which should address and resolve near-term liquidity constraints that we may have experienced during the completion of our expansion at the Twangiza gold mine and in the completion of the Namoya gold mine,” said CEO Dr. John Clarke.  “This will allow us to devote our full attention to the operational issues and to realize the potential of our assets.  We also appreciate the continuing support of our vendors and local banks.”

Each convertible preferred share, which will be issued by a Banro subsidiary, will pay an 8% cumulative preferential cash dividend, payable quarterly and mature on June 1, 2017.  At the option of the holder(s) and at any time before the maturity date, the holder(s) will be entitled to exchange each convertible preferred share into common shares of Banro at a strike price of the US dollar equivalent at closing of Cdn$0.80 per share.  Closing is scheduled before the end of February.  The closing of the Private Placement is subject to regulatory approvals, including the approval of the Toronto Stock Exchange.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States or to US persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Private Placement and the completion of the expansion at the Twangiza gold mine and the completion of the Namoya gold mine) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to negotiate and enter into definitive documentation in respect of, or complete, the Private Placement; the need to satisfy regulatory and legal requirements and other conditions to closing with respect to the Private Placement; the fact that Gramercy’s commitment is non-binding and that Gramercy’s continued cooperation will be necessary to complete the Private Placement; the possibility that the completion of the Private Placement may be delayed, or that the amount or terms of the Private Placement may be renegotiated; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.